

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 15, 2008

Mr. Mark A. McCollum, Chief Financial Officer
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **Filed May 4, 2007, July 27, 2007 and October 29, 2007**
> **Supplemental response dated November 15, 2007**
> **File No. 1-3492**

Dear Mr. McCollum:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

1.   We note your response to prior comment 1 and reissue the comment. Given the significance of the LogCap III contract to your business in 2006, and taking into account the amount of backlog as of 12/31/2006, it is unclear why you believe that the contract was not "a contract upon which [your] business [was] substantially dependent."   Please amend the Form 10-K to file the contract as an exhibit, or provide us with a detailed analysis supporting your position.

Note 13, Other Commitments and Contingencies, page 99

2.   We have reviewed your response to comment 1 of our letter dated October 31, 2007 in which you identify numerous legal and other contingent matters disclosed in Notes 12 and 13. Your response states that you believe it remote that a material loss will be incurred with respect to these matters but does not indicate your intention to disclose this fact. To aid investor understanding of these matters, provide clear indication of your assessment of the likelihood of a material loss for each matter disclosed in future filings.

3.   On a related matter, the list of legal and other contingent matters provided in your response does not address your conclusions with regards to the Iraqi overtime litigation disclosed on page 103. We note your current disclosure states: "It is premature to assess the probability of an adverse result..." Based on the facts available at the time of issuance of your financial statements, your disclosure in future filings should state whether the likelihood of a material loss related to this matter was considered probable, reasonably possible or remote as defined in paragraph 3 of SFAS 5.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2, KBR, Inc. Separation, page 6

4.   Explain to us how you intend to disclose any changes in, and the period-end balance of, the KBR indemnification liability in future periods.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director